Exhibit 3.1

CERTIFICATE OF DESIGNATION OF
SERIES A-1 CONVERTIBLE PREFERRED STOCK

OF

TRANSGENOMIC, INC.

Pursuant to Section 151 of the

General Corporation Law of the

State of Delaware

Transgenomic, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that, pursuant to the authority conferred upon the Board of Directors by the Third Restated Certificate of Incorporation of the Corporation (as amended from time to time, the “Certificate of Incorporation”), and pursuant to the provisions of Section 151 of the General Corporation Law of the State of Delaware, the Board of Directors of the Corporation (the “Board”) duly adopted a resolution on December 28, 2015, providing for the issuance of up to an additional 2,365,243 shares of the Preferred Stock, which shall be a series designated as Series A-1 Convertible Preferred Stock, par value $0.01 per share (“Series A-1 Preferred”).

Pursuant to such resolution and the authority conferred upon the Board by the Certificate of Incorporation, there is hereby created the Series A-1 Preferred, which series shall have the following voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, in addition to those set forth in the Certificate of Incorporation:

Section 1. Designation and Amount of Series A-1 Preferred. 2,365,243 shares of the Preferred Stock shall be a series designated as Series A-1 Convertible Preferred Stock of the Corporation. Shares of Series A-1 Preferred shall have an initial value of $0.93 per share (the “Series A-1 Stated Value”) and par value per share of $0.01.

Section 2. Voting Rights. Except as otherwise provided herein or as required by law, the holders of the Series A-1 Preferred shall be entitled to that number of votes equal to the product obtained by multiplying: (a) the number of whole shares of the Corporation’s common stock, par value $0.01 per share (“Common Stock”) into which the Series A-1 Preferred may be converted as of the record date of such vote or consent, by (b) 0.93, rounded down to the nearest whole number. Except as otherwise provided herein or as required by law, the holders of the Series A-1 Preferred shall vote together as a single voting group with the holders of the Common Stock on all matters submitted to a vote of the Corporation’s stockholders. Fractional votes shall not be permitted. Whenever any matter is required to be approved by the holders of the Series A-1 Preferred as a separate group, such consent shall require the approval of the holders of greater than fifty percent (50%) of the then outstanding shares of Series A-1 Preferred.

Section 3. Dividends. The shares of Series A-1 Preferred shall not be entitled to any dividends in respect thereof unless and until the Board, in its discretion, declares dividends thereon.

Section 4.      Conversion.

(a)	Optional Conversion Prior to a Liquidation or Redemption. Each holder of shares of Series A-1 Preferred shall have the right at any time and from time to time on or prior to the date of a Liquidation Event (as defined in Section 7), as set forth in the Liquidation Notice (as defined in Section 7), at such holder’s option, to convert any or all of the shares of Series A-1 Preferred held by such holder into the number of fully paid and non-assessable shares of Common Stock obtained by multiplying the number of shares of Series A-1 Preferred to be converted by the “Series A-1 Preferred Conversion Rate”, as determined from time to time pursuant to this Section 4. The initial Series A-1 Preferred Conversion Rate shall be 1.0.

(b)	Automatic Conversion. All outstanding shares of Series A-1 Preferred shall be automatically converted into fully paid and non-assessable shares of Common Stock, at the then applicable Series A-1 Preferred Conversion Rate, at the election of the holders of a majority of the then outstanding shares of the Series A-1 Preferred, voting as a single class on an as-converted basis.

(c)	Mechanics of Conversion. Before any holder of shares of Series A-1 Preferred converts any such shares into shares of Common Stock, such holder shall surrender the certificate or certificates evidencing the shares to be converted, duly endorsed, at the principal office of the Corporation and shall give written notice to the Corporation at such office of the election to convert such shares into shares of Common Stock. The notice shall state the number of the shares of Series A-1 Preferred to be converted and the name in which the certificate(s) for shares of Common Stock are to be issued. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder, a certificate or certificates for the number of full shares of Common Stock to which such holder is entitled. Any conversion shall be deemed to occur immediately prior to the close of business on the date of surrender of the shares to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date and shall no longer be entitled to any dividends paid or accrued thereafter on the Series A-1 Preferred. To the extent permitted by law, when shares of Series A-1 Preferred are converted, all dividends accrued and unpaid on the shares of Series A-1 Preferred so converted on the date of conversion shall be immediately due and payable and must accompany the shares of Common Stock issued upon such conversion.

(d)	No Fractional Shares. No fractional shares of Common Stock or scrip shall be issued upon conversion of the shares of Series A-1 Preferred. If a holder surrenders for conversion more than one share of Series A-1 Preferred at any time, the number of full shares of Common Stock issuable upon conversion thereof shall be computed using the aggregate number of shares of Series A-1 Preferred so surrendered. Instead of issuing any fractional shares of Common Stock that would otherwise be issuable upon conversion of any of the shares of Series A-1 Preferred, the Corporation shall round down to the nearest whole number of shares of Common Stock and pay to such holder cash equal to the fair market value of such fraction on the date of conversion (as determined in good faith by the Board).

(e)	Adjustment of Conversion Rate. The Series A-1 Preferred Conversion Rate shall be subject to adjustment from time to time as follows:

(i)	Effect of “Split-ups” and “Split-downs”; Stock Dividends. If at any time or from time to time the Corporation shall subdivide as a whole, by reclassification, by the issuance of a stock dividend on the shares of Common Stock payable in shares of Common Stock, or otherwise, the number of shares of Common Stock, with or without par value, the Series A-1 Preferred Conversion Rate shall be increased proportionately as of the effective or record date of such action by multiplying the Series A-1 Preferred Conversion Rate, respectively, by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to the applicable record date plus the additional number of shares of Common Stock necessary to effect such reclassification, stock dividend or otherwise, and the denominator shall be the number of shares of Common Stock outstanding immediately prior to the applicable record date. The issuance of such a stock dividend shall be treated as a subdivision of the whole number of shares of Common Stock outstanding immediately before the record date for such dividend into a number of shares equal to such whole number of shares so outstanding plus the number of shares issued as a stock dividend. In case at any time or from time to time the Corporation shall combine as a whole, by reclassification or otherwise, the number of shares of Common Stock then outstanding into a lesser number of shares of Common Stock, with or without par value, the Series A-1 Preferred Conversion Rate shall be reduced proportionately as of the effective date of such action by multiplying the Series A-1 Preferred Conversion Rate by a fraction, the numerator of which shall be the number of shares of Common Stock which would be outstanding immediately after giving effect to such reclassification, stock dividend or otherwise without regard to this Section, and the denominator shall be the number of shares of Common Stock outstanding immediately prior to the applicable record date. Notwithstanding the foregoing, in the event that any record date for a subdivision or combination of shares of Common Stock or for the issuance of a stock dividend is fixed but such subdivision, combination or issuance is not fully effected or made on the date fixed therefor, the Series A-1 Preferred Conversion Rate shall be recomputed accordingly as of the close of business on such date and thereafter only adjusted to reflect the subsequent actual effect of such subdivision, combination or issuance.

(ii)	Effect of Certain Dividends. If on any date the Corporation makes a distribution (other than a distribution consisting only of Common Shares) to holders of its Common Shares but not the holders of Series A-1 Preferred (including any such distribution made in connection with a consolidation or merger in which the Corporation is the continuing corporation), the holders of the Series A-1 Preferred shall be entitled to receive a portion of such distribution equal to the amount each such holder would have received if such holder had converted all of its shares of Series A-1 Preferred into Common Shares immediately prior to the record date for such distribution.

(iii)	Effect of Merger or Consolidation. If the Corporation shall, while any shares of Series A-1 Preferred remain outstanding, enter into any consolidation with or merge into any other corporation wherein the Corporation is not the continuing corporation, or wherein securities of a corporation other than the Corporation are distributable to holders of Common Shares of the Corporation, or sell or convey its property as an entirety or substantially as an entirety (other than any Liquidation Event), and in connection with such consolidation, merger, sale or conveyance, shares of stock or other securities shall be issuable or deliverable in exchange for the shares of Common Stock of the Corporation, the holder of any shares of Series A-1 Preferred shall thereafter be entitled to obtain on account of such Series A-1 Preferred (in lieu of the number of shares of Common Stock that such holder would have been entitled to receive if such holder had converted its shares of Series A-1 Preferred immediately before the effective date of such consolidation, merger, sale or conveyance) the shares of stock or other securities to which such number of shares of Common Stock would have been entitled if such shares of Series A-1 Preferred had been converted immediately before such consolidation, merger, sale or conveyance. In case of any such consolidation, merger, sale or conveyance, appropriate provision (as determined by a resolution of the Board) shall be made with respect to the rights and interests thereafter of the holders of Series A-1 Preferred to the end that all the provisions of Sections 3, 4, 5 and 6 (including adjustment provisions) shall thereafter be applicable as nearly as reasonably practicable, in relation to such stock or other securities.

(iv)	Reorganization and Reclassification. In case of any capital reorganization or any reclassification of the capital stock of the Corporation (except as provided in Section 4(e)(i) or pursuant to a Liquidation Event) while any shares of Series A-1 Preferred remain outstanding, the holder of any shares of Series A-1 Preferred shall thereafter be entitled to receive upon conversion of such Series A-1 Preferred (in lieu of the number of shares of Common Stock that such holder would have been entitled to receive if such holder had converted immediately before such reorganization or reclassification) the shares of stock of any class or classes or other securities or property to which such number of shares of Common Stock would have been entitled if such shares of Series A-1 Preferred had been converted immediately before such reorganization or reclassification. In case of any such reorganization or reclassification, appropriate provision (as determined by resolution of the Board) shall be made with respect to the rights and interests thereafter of the holders of Series A-1 Preferred, to the end that all the provisions of Sections 3, 4, 5 and 6 (including adjustment provisions) shall thereafter be applicable, as nearly as reasonably practicable, in relation to such stock or other securities or property.

(v)	Determination by the Board. All determinations by the Board under the provisions of this Section 4(e) shall be made in good faith with due regard to the interests of the holders of Series A-1 Preferred and the other holders of securities of the Corporation and in accordance with good financial practice, and all valuations made by the Board under the terms of this Section 4(e) must be made with due regard to any market quotations of securities involved in, or related to, the subject of such valuation.

Unless the context otherwise requires, “Common Shares” means (i) shares of Common Stock, and (ii) shares of stock of the Corporation of any class hereafter authorized that ranks, or is entitled to a participation, as to assets or dividends, substantially on a parity with Common Stock.

(f)	Notice to Holders. In the event the Corporation shall propose to take any action of the types described in Section 4(e)(ii) or 4(e)(iii), the Corporation shall give notice to each holder of Series A-1 Preferred, which notice shall specify the record date, if any, with respect to any such action and the date on which such action is to take place. Such notice shall also set forth such facts with respect thereto as shall be reasonably necessary to indicate the effect of such action (to the extent such effect may be known at the date of such notice) on the Series A-1 Preferred Conversion Rate and the number, kind or class of shares or other securities or property that shall be deliverable or purchasable upon the occurrence of such action or deliverable upon conversion of the shares of Series A-1 Preferred. In the case of any action that would require the fixing of a record date, such notice shall be given at least ten (10) days prior to the date so fixed, and in case of all other action, such notice shall be given at least ten (10) days prior to the taking of such proposed action.

(g)	Shares Free and Clear. All shares of Common Stock issued in connection with the conversion provisions set forth herein shall be, upon issuance by the Corporation, validly issued, fully paid and nonassessable and free from all taxes, liens or charges with respect thereto created or imposed by the Corporation.

(h)	Certificate as to Adjustments. Upon the occurrence of each adjustment of the Series A-1 Preferred Conversion Rate for any shares pursuant to Section 4, the Corporation at its expense shall promptly compute such adjustment in accordance with the terms hereof and furnish to each holder of Series A-1 Preferred a certificate setting forth such adjustment and showing in detail the facts upon which such adjustment is based. The Corporation shall, upon the written request at any time of any holder of Series A-1 Preferred, furnish or cause to be furnished to such holder a like certificate setting forth (a) the Series A-1 Preferred Conversion Rate at that time in effect and (b) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of shares of Series A-1 Preferred. The Corporation shall file a like certificate among its permanent records and at all reasonable times during business hours shall permit inspection of such certificate by any holder of Series A-1 Preferred requesting such inspection.

(i)	Common Stock Reserved. The Corporation shall reserve and keep available out of its authorized but unissued shares of Common Stock such number of shares of Common Stock as shall from time to time be sufficient to effect conversion of the shares of Series A-1 Preferred.

Section 5.      Redemption. The Series A-1 Preferred shall not be redeemable.

Section 6.      Miscellaneous.

(a)	Registration of Transfer. The Corporation shall keep at its principal office a register for the registration of shares of Series A-1 Preferred. Upon the surrender at its principal office of any certificate representing shares of Series A-1 Preferred, the Corporation shall, at the request of the record holder of such certificate, execute and deliver (at the Corporation’s expense) a new certificate or certificates in exchange therefor representing in the aggregate the number of shares represented by the surrendered certificate. Each such new certificate will be registered in such name and will represent such number of shares as is requested by the holder of the surrendered certificate (subject to the immediately preceding sentence) and will be substantially identical in form to the surrendered certificate.

(b)	Replacement. Upon receipt of evidence, and an agreement to indemnify reasonably satisfactory to the Corporation (an affidavit of the registered holder, without bond, will be satisfactory), of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing one or more shares of Series A-1 Preferred, the Corporation will (at its expense) execute and deliver in lieu of such certificate a new certificate representing the number of shares represented by such lost, stolen, destroyed or mutilated certificate.

(c)	Amendment and Waiver. No amendment, modification or waiver of any of the terms of this Section 6 will be binding or effective without the prior written consent of holders of a majority of the shares of Series A-1 Preferred at the time such action is taken.

(d)	Notices. All notices referred to herein, except as otherwise provided, will be hand delivered or made by registered or certified mail, return receipt requested, postage prepaid, or by overnight courier and will be deemed to have been given when so hand delivered or mailed.

Section 7. Liquidation Preference. Upon the occurrence of a Liquidation Event (as defined herein), the Corporation shall first make such payments to the holders of the Series A-1 Preferred and thereafter to the holders of the Common Shares, all in accordance with this Section 7. Upon a Change in Control (as defined below) or any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (in each case, a “Liquidation Event”), all amounts and funds of the Corporation legally available for distribution shall be distributed as follows:

(a)	First. The holders of the Series A-1 Preferred then outstanding shall be entitled to receive and to be paid out of the assets or surplus funds of the Corporation available for distribution to its stockholders, prior to and in preference to any payments to be made to the holders of the Common Shares, an amount per share equal to the sum of (i) the Series A-1 Stated Value as adjusted for any stock dividends, combinations or splits with respect to such shares plus (ii) all accrued but unpaid dividends through the Liquidation Event, as adjusted for any stock dividends, combinations or splits with respect to such shares.

(b)	Second. The holders of the Common Shares shall receive all remaining assets and funds of the Corporation legally available for distribution (after the payments to the holders of the Series A-1 Preferred described in Section 7(a)).

If upon such Liquidation Event, the assets of the Corporation are insufficient to pay the applicable preferential amount to the holders of shares of Series A-1 Preferred as described in Section 7(a), the assets of the Corporation will be distributed among the holders of Series A-1 Preferred on a pro rata basis according to the amounts each holder was entitled to receive under Section 7(a).

The Corporation will mail written notice of such Liquidation Event, not less than ten (10) days prior to the payment date stated herein, to each record holder of Series A-1 Preferred (each, a “Liquidation Notice”). The purchase or redemption by the Corporation of stock of any class, in any manner permitted by law, shall not for the purpose of this Section 7 be regarded as a Liquidation Event of the Corporation.

For purposes hereof, a “Change in Control” means (a) a merger, consolidation, recapitalization, sale of capital stock, share exchange or other transaction involving the Corporation or any of its subsidiaries or the stockholders of the Corporation; (b) the sale or transfer of a number of shares of voting capital stock of the Corporation or any securities convertible into or exchangeable for voting capital stock in any one (1) year period that, pursuant to either (a) or (b), results in one person or entity or an affiliated group of persons or entities, other than the stockholders of the Corporation immediately preceding the consummation of such transaction(s) either (i) owning in excess of fifty percent (50%) of the total voting capital stock of the Corporation taking into account issued and outstanding shares of such stock and any other shares of such capital stock that would be issued and outstanding assuming conversion or exchange of any and all other securities of the Corporation so convertible or exchangeable, or (ii) being able to elect a majority of the Board; or (c) the sale, lease, abandonment, transfer or other disposition by the Corporation or any of its subsidiaries of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, excluding the grant of a security interest by the Corporation in all or substantially all of its assets to a bank pursuant to a bona fide financing arrangement approved by the Board. Only for purposes of (b) hereof, (1) transfers due to the death of a stockholder, or (2) transfers to a member of a stockholder’s immediate family, family limited partnership, family limited liability company or a trust of which the beneficiary is such immediate family member shall not be considered as transfers for purposes of determining whether a Change in Control has occurred.

[REST OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, Transgenomic, Inc. has caused this Certificate of Designation to be executed by its duly authorized officer on January 8, 2016.

TRANSGENOMIC, INC.

By:	/s/ Paul Kinnon
Name: Paul Kinnon
Title: President and Chief Executive Officer